SHIP LOGO VANGUARD(R)
                                                                  P.O. Box 2600
                                                               Valley Forge, PA
                                                                     19482-2600

                                                                  610-503-5693
                                                     Natalie_S_Bej@vanguard.com


September 13, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
100 F Street, N.E.
Washington, D.C. 20549

RE:      Vanguard Trustees Equity Funds
         File No. 2-65955-99


Dear Mr. Sandoe,

         The following responds to your comments of September 11, 2006, on Post-Effective Amendment No. 44 to the registration statement on Form N-1A of the above-named registrant ("Post-Effective Amendment"). You commented on the Post-Effective Amendment that was filed with the Commission on July 27, 2006, pursuant to Rule 485(a) under the Securities Act of 1933.


Comment: Prospectus - International Value Fund - Use of the term "international" in fund name
--------------------------------------------------------------------------

Comment: Consider amending the disclosure to clarify that the term "international" connotes diversification across a number of countries in the world.

Response:         Although international and global funds are not subject to the
                  Investment Company "Names Rule," we will modify the disclosure under "More on the Fund - Market Exposure" to clarify the fund's investment approach, as follows (new disclosure in boldface):

                         The Fund is a value-oriented fund that invests primarily in the common stocks of foreign companies in a number of different countries throughout the world, without regard for the size (capitalization) of the companies.

Tandy Requirements

Comment: The Commission is now requiring all registrants to provide, at the end of response letters to registration statement comments, the following statements:
                  o Each fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each fund may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         We will provide the foregoing acknowledgements.

Christian Sandoe, Esq.
September 12, 2006
Page 2

As required by the Securities and Exchange Commission, the Funds acknowledge that:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at (610) 503-5693 with any questions or comments regarding the above responses. Thank you.


Sincerely,



Natalie S. Bej
Senior Counsel
Securities Regulation, Legal Department